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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                 SCHEDULE 14D-1

                       TENDER OFFER STATEMENT PURSUANT TO
             SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)

                       TRANSITIONAL HOSPITALS CORPORATION
                            (NAME OF SUBJECT COMPANY)


                                  VENCOR, INC.
                              LV ACQUISITION CORP.
                                    (BIDDERS)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    893719104
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                  JILL L. FORCE
                             SENIOR VICE PRESIDENT,
                          SECRETARY AND GENERAL COUNSEL
                                  VENCOR, INC.
                              3300 PROVIDIAN CENTER
                             400 WEST MARKET STREET
                           LOUISVILLE, KENTUCKY 40202
                                 (502) 596-7300

           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)


                                    COPY TO:

                             JOSEPH B. FRUMKIN, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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         This Amendment No.10 (this "Amendment") is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Vencor, Inc., a Delaware corporation ("Vencor"), and LV Acquisition Corp., a Delaware corporation (the "Purchaser"), on May 7, 1997 as previously amended (as amended, the "Schedule 14D-1") with respect to the shares of Common Stock, par value $1.00 per share, of Transitional Hospitals Corporation, a Nevada corporation (the "Company"), including the associated rights to purchase Series B Junior Participating Preferred Stock of the Company. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase (the "Offer to Purchase") attached as Exhibit (a)(1) thereto and the Supplement to the Offer to Purchase attached as Exhibit (a)(14) to Amendment No. 8 to the Schedule 14D-1.


ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (b) On June 19, 1997, Vencor, the Purchaser and the Company signed the Vencor Merger Agreement. The Vencor Merger Agreement was entered into in the form in which it was attached as Exhibit (a) (22) to Amendment No. 8 to the
Schedule 14D-1.


ITEM 5. PURPOSE OF THE TENDER OFFER, AND PLANS OR PROPOSALS OF THE BIDDER.

         The information set forth above in response to Item 3 is incorporated herein by reference.


ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth above in response to Item 3 is incorporated herein by reference.


ITEM 10. ADDITIONAL INFORMATION.

         On June 19, 1997, the Company announced that it had terminated the Select Medical Merger Agreement.

         In addition, on June 19, 1997, Vencor and the Company issued a joint press release announcing, among other things, the signing of the Vencor Merger Agreement and the termination of the Select Medical Merger Agreement.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.     Description

(a)(23)         Joint Press release issued by Vencor and the Company, dated
                June 19, 1997.


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                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated:   June 19, 1997


                               VENCOR, INC.

                               By:/s/ W. Bruce Lunsford
                                  Name:  W. Bruce Lunsford
                                  Title: Chairman of the Board, President
                                        and  Chief Executive Officer



                               LV ACQUISITION CORP.

                               By:/s/ W. Bruce Lunsford
                                  Name:  W. Bruce Lunsford
                                  Title: Chairman of the Board, President
                                           and Chief Executive Officer